PRICING SUPPLEMENT NO. 873AB
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195
Dated May 25, 2010

$2,050,350 Deutsche Bank AG Return Optimization Securities with Contingent Protection Linked to an International Fund Basket due May 31, 2013



Optimization

Investment Description

Return Optimization Securities with Contingent Protection ("**ROS**") are senior unsecured obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of a weighted basket (the "**Basket**") of two exchange traded funds (each, a "**Basket Component**"). ROS are designed to provide enhanced exposure to the potential positive performance of the Basket, up to a Maximum Gain of 66.00%. If the Basket Return is positive, at maturity you will receive your initial investment plus an amount equal to your initial investment multiplied by 1.5 (the "**Multiplier**") multiplied by the Basket Return, up to the Maximum Gain. If (i) the Basket Return is zero or negative and (ii) the Final Basket Level is equal to or greater than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment. If the Final Basket Level is less than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment reduced by 1% for every 1% decline in the Final Basket Level as compared to the Initial Basket Level. You will not receive interest or dividend payments during the term of the ROS. Investing in ROS is subject to significant risks, and you will lose some, and could lose all, of your initial investment if the Final Basket Level is less than the Trigger Level on the Final Valuation Date. **The contingent protection feature applies only if you hold the ROS to maturity. Any payment on the ROS, including any contingent protection, is subject to the creditworthiness of the Issuer.**

Features

❑ **Core Investment Opportunity:** At maturity, the ROS enhance any positive returns in the Final Basket Level as compared to the Initial Basket Level up to the Maximum Gain while providing contingent protection from a decline up to the Trigger Level. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the Basket.

❑ **Contingent Protection Feature:** If you hold the ROS to maturity and the Final Basket Level is not less than the Trigger Level on the Final Valuation Date, you will receive at least 100% of your initial investment, subject to the creditworthiness of the Issuer. If the Final Basket Level is less than the Trigger Level on the Final Valuation Date, your investment will be fully exposed to any decline in the Final Basket Level as compared to the Initial Basket Level, and you will lose some, and could lose all, of your initial investment.

Key Dates

Trade Date	May 25, 2010
Settlement Date	May 28, 2010
Final Valuation Date[1]	May 24, 2013
Maturity Date[2]	May 31, 2013

[1] Subject to postponement and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
[2] In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

Security Offering

We are offering Return Optimization Securities with Contingent Protection linked to a weighted basket (the "**Basket**") of two exchange traded funds (each, a "**Basket Component**"). ROS are designed to provide enhanced exposure to the potential positive performance of the Basket, up to a Maximum Gain of 66.00%. If the Basket Return is positive, at maturity you will receive your initial investment plus an amount equal to your initial investment multiplied by 1.5 (the "**Multiplier**") multiplied by the Basket Return, up to the Maximum Gain. If (i) the Basket Return is zero or negative and (ii) the Final Basket Level is equal to or greater than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment. If the Final Basket Level is less than the Trigger Level on the Final Valuation Date, at maturity you will receive your initial investment reduced by 1% for every 1% decline in the Final Basket Level as compared to the Initial Basket Level.

Basket Component	Ticker Symbol	Basket Weightings	Initial Component Level	Maximum Gain	Initial Basket Level	Trigger Level	CUSIP/ISIN
iShares® MSCI EAFE Index Fund	EFA UP	70.00%	47.35	66.00%	100	60.00 (which is equal to 60% of the Initial Basket Level)	25154N589/US25154N5894
iShares® MSCI Emerging Markets Index Fund	EEM UP	30.00%	36.52				

See "**Additional Terms Specific to the ROS**" in this pricing supplement. **The ROS will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement AB dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these ROS are a part, the prospectus dated September 29, 2009 and this pricing supplement. See "Key Risks" on page 6 of this pricing supplement and "Risk Factors" beginning on page 7 in the accompanying product supplement.**

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the ROS offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase ROS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, ROS prior to their issuance. We will notify you in the event of any changes to the terms of the ROS, and you will be asked to accept such changes in connection with your purchase of the ROS. You may also choose to reject such changes, in which case we may reject your offer to purchase ROS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of ROS or passed upon the accuracy or the adequacy of this pricing supplement, the underlying supplement the accompanying prospectus, the prospectus supplement and product supplement AB. Any representation to the contrary is a criminal offense. The ROS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Offering of Securities	Price to Public	Discounts and Commissions	Proceeds to Us
Return Optimization Securities with Contingent Protection linked to an International Fund Basket			
Per ROS	$ 10.00	$ 0.25	$ 9.75
Total	$2,050,350.00	$51,258.75	$1,999,091.25

Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,050,350.00	$146.19

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the ROS

You should read this pricing supplement, together with the underlying supplement No. 1 dated September 29, 2009, product supplement AB dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these ROS are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated September 29, 2009:
  http://sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf
- Product supplement AB dated September 29, 2009:
  http://sec.gov/Archives/edgar/data/1159508/000119312509200386/d424b21.pdf
- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf
- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "ROS" refers to the Return Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the ROS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the ROS.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the ROS are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the ROS in light of your particular circumstances. You should also review "Key Risks" on page 6 of this pricing supplement and "Risk Factors" on page 7 of the accompanying product supplement.

The ROS may be suitable for you if:

- You believe that the levels of the Basket Components will increase moderately—meaning that you believe the Basket Components will appreciate over the term of the ROS, although such an increase is unlikely to exceed the Maximum Gain at maturity.
- You are willing to make an investment the potential return of which is subject to a cap equal to the Maximum Gain indicated herein.
- You are willing to expose your initial investment to the full downside performance of the Basket if the Final Basket Level is less than the Trigger Level on the Final Valuation Date.
- You seek an investment that offers contingent protection when the ROS are held to maturity.
- You seek an investment whose return is linked to a weighted basket of exchange traded funds tracking the performance of specific indices that represent companies in a variety of global jurisdictions.
- You are willing to forgo dividends and any other distributions paid on the stocks held by the Basket Components.
- You do not seek current income from this investment.
- You are willing and able to hold the ROS to maturity, a term of 3 years.
- You are willing to invest in securities for which there may be little or no secondary market.
- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the ROS.

The ROS may not be suitable for you if:

- You do not believe the levels of the Basket Components will increase or you believe the levels of the Basket Components will increase more than moderately over the term of the ROS—meaning that such an increase is likely to exceed the Maximum Gain at maturity.
- You seek an investment that is 100% principal protected and you are not willing to make an investment that is conditionally exposed to the full downside performance of the Basket.
- You believe the Final Basket Level will be less than the Trigger Level on the Final Valuation Date.
- You seek an investment that is exposed to the full potential appreciation of the Basket, without a cap on participation.
- You prefer to receive the dividends and any other distributions paid on any stocks held by the Basket Components.
- You seek current income from this investment.
- You are unable or unwilling to hold the ROS to maturity, a term of 3 years.
- You seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the ROS.

Final Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per ROS
Term	3 years
Basket	The ROS are linked to a weighted basket of exchange traded funds consisting of the iShares® MSCI EAFE Index Fund (the "**EFA**") and the iShares® MSCI Emerging Markets Index Fund (the "**EEM**") (each, a "**Basket Component**" and collectively, the "**Basket Components**").

Basket Component	**Ticker Symbol**	**Basket Weighting**	**Initial Component Level**
iShares® MSCI EAFE Index Fund	EFA UP	70.00%	47.35
iShares® MSCI Emerging Markets Index Fund	EEM UP	30.00%	36.52

Multiplier	1.5
Maximum Gain	66.00%
Payment at Maturity (per $10.00)	**If the Basket Return is positive,** you will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Basket Return *multiplied* by 1.5, subject to the Maximum Gain. Your Payment at Maturity per $10.00 ROS face amount will be equal to the lesser of: $10.00 + ($10.00 x Basket Return x Multiplier); and $10.00 + ($10.00 x Maximum Gain) **If the Basket Return is zero or negative and the Final Basket Level is equal to or greater than the Trigger Level on the Final Valuation Date,** you will receive a cash payment of $10.00 per $10.00 ROS face amount. **If the Final Basket Level is less than the Trigger Level on the Final Valuation Date,** you will receive a cash payment per $10.00 ROS equal to: $10.00 + ($10.00 x (Basket Return) ***In this scenario, you will lose 1% of your initial investment for every 1% of negative performance of the Basket. The contingent protection feature no longer applies and you will lose some or all of your initial investment.***
Trigger Level	60.00, which is equal to 60% of the Initial Basket Level.
Basket Return	$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$
Initial Basket Level	100
Final Basket Level	The Final Basket Level will be calculated as follows: 100 x [1 + (EFA return x 70.00%) + (EEM return x 30.00%)] The EFA return and EEM return is the percentage change from the respective Initial Component Level to the closing price of one share of such Basket Component on the Final Valuation Date multiplied by the then-current Share Adjustment Factor for that Basket Component.
Share Adjustment Factor:	Initially 1.0 for each Basket Component, subject to adjustment for certain actions affecting each Basket Component. See "Description of Securities – Anti-dilution Adjustments for Funds" in the accompanying product supplement.

Determining Payment at Maturity Per $10.00 ROS



Determine the Basket Return
Is the Basket Return Positive?
Yes
No
Is the Final Basket Level less than the Trigger Level on the Final Valuation Date?
No
Yes

Calculate the percentage change from the Initial Basket Level to the Final Basket Level

You will receive a cash payment per $10.00 ROS face amount that provides you with a return on your investment equal to the Basket Return *multiplied* by 1.5, subject to the Maximum Gain. Your payment at maturity per $10.00 ROS face amount will be equal to the *lesser* of:

$10.00 + ($10.00 x Basket Return x Multiplier); and $10.00 + ($10.00 x Maximum Gain)

You will receive a cash payment at maturity of $10.00 per $10.00 ROS face amount.

You will receive your initial investment reduced by the negative Basket Return. Accordingly, your Payment at Maturity per $10.00 ROS will be calculated as follows:

$10.00 + ($10.00 x Basket Return)

In this scenario, you will lose 1% of your initial investment for every 1% of negative performance of the Basket. The contingent protection feature no longer applies and you will lose some or all of your initial investment.

What Are the Tax Consequences of an Investment in the ROS?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the ROS are uncertain, we believe the ROS should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your ROS, other than pursuant to a sale or exchange. Your gain or loss on the ROS should be capital gain or loss and should be long-term capital gain or loss if you have held the ROS for more than one year, subject to the potential application of the "constructive ownership" regime discussed below. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the ROS, the tax consequences of ownership and disposition of the ROS might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Even if the treatment of the ROS as prepaid financial contracts is respected, the ROS could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the "**Code**"). In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the ROS would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain" (which, although the matter is unclear, may equal the amount of long-term capital gain you would have recognized if on the issue date you had invested the face amount of your ROS in shares of the Basket Components, in proportion to their respective weightings, and sold those shares for their fair market value on the date your ROS are sold, exchanged, or retired). Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the ROS, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the ROS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the ROS.

For a discussion of certain German tax considerations relating to the ROS, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provide any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the ROS (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity per $10.00 ROS face amount for a hypothetical range of performance for the Basket from -100.00% to +100.00% and reflect a Trigger Level of 60 (60.00% of the Initial Basket Level), a Multiplier of 1.5 and a Maximum Gain of 66.00%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the ROS. The actual Payment at Maturity will be determined based on the Final Basket Level on the Final Valuation Date. You should consider carefully whether the ROS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Percentage Change in Basket	Payment at Maturity ($)	Return on ROS (%)
200.00	100.00%	$16.60	66.00%
175.00	75.00%	$16.60	66.00%
150.00	50.00%	$16.60	66.00%
144.00	44.00%	$16.60	66.00%
140.00	40.00%	$16.00	60.00%
130.00	30.00%	$14.50	45.00%
120.00	20.00%	$13.00	30.00%
110.00	10.00%	$11.50	15.00%
105.00	5.00%	$10.75	7.50%
100.00	0.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
80.00	-20.00%	$10.00	0.00%
70.00	-30.00%	$10.00	0.00%
60.00	-40.00%	$10.00	0.00%
50.00	-50.00%	$5.00	-50.00%
25.00	-75.00%	$2.50	-75.00%
0.00	-100.00%	$0.00	-100.00%

Example 1 – The Final Basket Level increases by 10% from the Initial Basket Level of 100. Because the Basket Return is 10%, you will receive 1.5 times the Basket Return, or a 15% total return, and the Payment at Maturity per $10.00 ROS will be calculated as follows:

$$\$10.00 + (\$10.00 \times (10\% \times 1.5)) = \$10.00 + \$1.50 = \$11.50$$

Example 2 – The Final Basket Level increases by 50% from the Initial Basket Level of 100. Because 1.5 times the Basket Return of 50% is more than the Maximum Gain of 66.00%, you will receive the Maximum Gain of 66.00%, or a cash Payment at Maturity of $16.60 per $10.00 ROS, calculated as follows:

$$\$10.00 + (\$10.00 \times 66.00\%) = \$10.00 + \$6.60 = \$16.60$$

Example 3 – The Final Basket Level decreases by 10% from the Initial Basket Level of 100. Because the Basket Return is negative and the Final Basket Level is greater than the Trigger Level, you will receive a cash Payment at Maturity of $10.00 per $10.00 ROS.

Example 4 – The Final Basket decreases by 50% from the Initial Basket Level of 100. Because the Final Basket Level is less than the Trigger Level, you will lose 1% of your initial investment for every 1% of negative Basket Return, and you will receive a cash Payment at Maturity of $5.00 per $10.00 ROS, calculated as follows:

$$\$10.00 + (\$10.00 \times -50\%) = \$5.00$$

If the Final Basket Level is less than the Trigger Level on the Final Valuation Date, you will be fully exposed to any decline of the Final Basket Level as compared to the Initial Basket Level, and you will lose some or all of your initial investment.

An investment in this ROS offering involves significant risks. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS offered hereby.

- **Your Investment in the ROS May Result in a Loss of Your Initial Investment** – The ROS do not guarantee any return of your initial investment. The return on the ROS at maturity is linked to the performance of the Basket and will depend on whether, and to the extent which, the Basket Return is positive or negative and if the Basket Return is negative, whether the Final Basket Level is less than the Trigger Level on the Final Valuation Date. If the Final Basket Level is less than the Trigger Level on the Final Valuation Date, you will be fully exposed to any decline in the Final Basket Level as compared to the Initial Basket Level. ***Accordingly, you could lose your entire initial investment.***

- **Any Payment on the ROS is Subject to the Credit of the Issuer** – The ROS are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any contingent protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the ROS, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the contingent protection or any amount owed to you under the terms of the ROS.

- **Capped Appreciation Potential** – If the Basket Return is positive, you will be entitled to receive at maturity your initial investment plus an amount equal to 1.5 multiplied by the Basket Return multiplied by the initial investment, subject to the Maximum Gain. Your return on the ROS will not exceed the Maximum Gain which will be 66.00%, regardless of any increase in the level of the Basket, which may be significant. Accordingly, the maximum Payment at Maturity will be $16.60 per $10.00 ROS.

- **Contingent Protection of Your Initial Investment Applies Only if You Hold the ROS to Maturity** – You should be willing to hold your ROS to maturity. If you sell your ROS prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

- **The ROS Do Not Pay Coupons** – You will not receive any periodic coupon payments on the ROS during the term of the ROS and you will not receive any dividend payments or other distributions holders of the Basket Components may receive.

- **Changes in the Value of the Basket Components May Offset Each Other** – Price movements in the Basket Components may not correlate with each other. At a time when the level of one Basket Component increases, the level of the other Basket Component may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one of the Basket Components may be moderated, offset or more than offset by a smaller or negative return generated by the other Basket Component, particularly if the Basket Component that generates a positive return is assigned relatively low weighting.

- **The Basket Components Are Unequally Weighted** – The Basket Components are unequally weighted. Accordingly, the performance of a Basket Component with higher weighting will influence the Final Basket Level and therefore the Basket Return to a greater degree than the performance of the Basket Component with lower weighting. If the Basket Component with the higher weighting performs poorly, that poor performance could negate or diminish the effect on the Final Basket Level of any positive performance by the lower-weighted Basket Component.

- **Investing in the ROS Is Not the Same as Investing in the Basket Components or Underlying Stocks of the Basket Components** – The return on your ROS may not reflect the return you would realize if you invested directly in the Basket Components or constituents of a Basket Component. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of component stocks underlying the Basket Components or holders of shares of an exchange traded fund would have.

- **There May Be Little or No Secondary Market for the ROS** – The ROS will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the ROS in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your ROS easily. Because other dealers are not likely to make a secondary market for the ROS, the price at which you may be able to trade your ROS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the ROS.

- **Price Prior to Maturity is Affected by Many Factors** – In addition to the level of the Basket on the Final Valuation Date, the market price of the ROS will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Basket Components; the time to maturity of the ROS; the market prices and dividend rates on the component stocks underlying the Basket Components; interest and yield rates in the market generally and in the markets of the component stocks underlying the Basket Components; a variety of economic, financial, political, regulatory or judicial events; the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the component stocks underlying the Basket Components are based; supply and demand for the ROS; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **The ROS Have Certain Built-In Costs** – While the Payment at Maturity described in this pricing supplement is based on your entire initial investment, the original issue price of the ROS includes the agents' commission and the estimated cost of hedging our obligations under the ROS through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase ROS from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The ROS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your ROS to maturity.

- **Potential Deutsche Bank AG Impact on Price** – Trading or transactions by Deutsche Bank AG or its affiliates in a Basket Component or the Basket Components and/or over the counter options, futures or other instruments with returns linked to the performance of a Basket Component or the Basket Components, may adversely affect the market price of the Basket Component or the Basket Components and, therefore, the value of the ROS.

♦ **Potential Conflict of Interest** – Deutsche Bank AG and its affiliates may engage in business with the issuers of the component stocks underlying the Basket Components, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the ROS. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Basket Return and Payment at Maturity based on closing levels of the Basket Components in the market. The calculation agent can postpone the determination of the Basket Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

♦ **We and Our Affiliates or UBS AG and Its Affiliates, May Publish Research, Express Opinions or Provide Recommendations That Are Inconsistent With Investing in or Holding the ROS. Any Such Research, Opinions or Recommendations Could Affect the Basket Components to Which the ROS Are Linked to and the Value of the ROS** – We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the ROS, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the ROS. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the ROS and the Basket Components to which the ROS are linked.

♦ **The Anti-Dilution Protection Is Limited** – The calculation agent will make adjustments to the Share Adjustment Factors, which will initially be set at 1.0 for each Basket Component, for certain events affecting the shares of each exchange traded fund that constitutes a Basket Component. See "Description of Securities – Anti-Dilution Adjustments for Funds" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of an exchange traded fund that constitutes a Basket Component. If an event occurs that does not require the calculation agent to make an adjustment, the value of the ROS may be materially and adversely affected.

♦ **Fluctuation of NAV** – The net asset value (the "NAV") of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund's securities holdings. The market prices of the Basket Components may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of a Basket Component may differ from its NAV per share; the Basket Components may trade at, above or below their NAV per share.

♦ **The Exchange Traded Funds and Their Indices Are Different** – The performance of each exchange traded fund may not exactly replicate the performance of its respective index because the fund will reflect transaction costs and fees that are not included in the calculation of the index. It is also possible that the fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its respective index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the fund or due to other circumstances. Your investment is linked to the Basket which consists of the Basket Components. Any information relating to the relevant underlying index is relevant only to understanding the index that the relevant Basket Component seeks to track.

♦ **Adjustments to an Exchange Traded Fund or to Its Underlying Index Could Adversely Affect the Value of the ROS** – Blackrock Fund Advisors ("**BFA**") is the investment advisor to both exchange traded funds, which seek investment results that correspond generally to the level and yield performance, before fees and expenses, of their respective underlying indices. The stocks included in these indices are each selected by MSCI Inc. ("**MSCI**"). The indices are calculated and published by MSCI. MSCI can add, delete or substitute the stocks underlying each index, which could change the value of the index. Pursuant to its investment strategy or otherwise, BFA may add, delete, or substitute the stocks composing the exchange traded funds. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the respective exchange traded funds and consequently have an adverse effect on the value of your ROS.

♦ **There Is No Affiliation Between the Exchange Traded Funds and Us, and We Are Not Responsible For Any Disclosure By the Exchange Traded Funds** – We are not affiliated with the exchange traded funds or the issuers of the component securities held by the exchange traded funds or underlying the indices replicated by the exchange traded funds. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the component securities held by the exchange traded funds or underlying the indices replicated by the exchange traded funds. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the component securities held by the exchange traded funds or the component stocks underlying the indices replicated by the exchange traded funds or any of the issuers of the component securities held by the exchange traded funds or underlying the indices held by the exchange traded funds. You, as an investor in the ROS, should make your own investigation into the component securities held by the exchange traded funds or underlying the indices replicated by the exchange traded funds and the issuers of the component securities held by the exchange traded funds or underlying the indices replicated by the exchange traded funds. Neither the exchange traded funds nor any of the issuers of the component securities held by the exchange traded funds or underlying the indices replicated by the exchange traded funds are involved in this offering of your ROS in any way and none of them has any obligation of any sort with respect to your ROS. Neither the exchange traded funds nor any of the issuers of the component securities held by the exchange traded funds or underlying the indices replicated by the exchange traded funds has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your ROS.

♦ **Currency Exchange Risk** – Because EFA and EEM invest in stocks denominated in foreign currencies, changes in currency exchange rates may negatively impact such exchanged traded funds' returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns to EFA and EEM and have an adverse impact on the value of the ROS.

♦ **Non-U.S. Securities Markets Risks** – Because foreign companies or foreign equity securities held by EFA and EEM may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

- **Emerging Markets Countries Often Suffer from Political and Economic Instability** – The value of the ROS is subject to the political and economic risks of emerging market countries by linking to the performance of the EEM. The stocks held by EEM includes stocks of the companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and Payment at Maturity of your ROS.

- **Past Performance of an Exchange Traded Fund, Its Index or the Component Securities Held by the Exchange Traded Fund Is No Guide to Future Performance** – The actual performance of an exchange traded fund, its index or of the component securities held by the exchange traded fund over the life of the ROS, may bear little relation to the historical levels of the exchange traded fund or of the component securities held by the exchange traded fund, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the exchange traded fund, its index or of the component securities held by the exchange traded fund.

- **The U.S. Federal Income Tax Consequences of an Investment in the ROS Are Unclear** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the ROS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the ROS are uncertain, and the IRS or a court might not agree with the treatment of the ROS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the ROS, the tax consequences of ownership and disposition of the ROS might be affected materially and adversely.

  Even if the treatment of the ROS as prepaid financial contracts is respected, the ROS could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the ROS would be recharacterized as ordinary income to the extent such gain exceeded the "net underlying long-term capital gain," and an interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the ROS.

  As described above under "What Are the Tax Consequences of an Investment in the ROS?", in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the ROS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ROS, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ROS (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Basket Components

All information contained herein relating to the Basket Components is derived from publicly available sources and is provided for informational purposes only. We have not participated in the preparation of, or verified, such publicly available documents. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act," and investment companies registered under the Investment Company Act of 1940, as amended, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the respective Basket Components can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Historical Information

The graphs contained in this pricing supplement set forth the historical performance of the Basket Components based on the daily closing levels of the Basket Components from May 25, 2005 through May 25, 2010, as reported by Bloomberg.

The historical levels of each Basket Component should not be taken as an indication of future performance, and no assurance can be given as to the Basket Return on the Final Valuation Date or any future closing level of a Basket Component. We cannot give you assurance that the performance of the Basket will result in a positive return on your initial investment.

The iShares® MSCI EAFE Index Fund is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian and Far Eastern markets, as measured by the MSCI EAFE Index. The iShares® MSCI EAFE Index Fund trades on the NYSE under the ticker symbol "EFA." It is possible that this fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the MSCI EAFE Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in this fund, the fees and expenses of the fund or due to other circumstances. Information filed by iShares Trust with the SEC under the Exchange Act and the Investment Company Act of 1940, as amended, can be found by reference to its SEC file numbers: 001-15897 and 811-09729. *This section is a summary only of the iShares® MSCI EAFE Index Fund. For more information on the iShares Exchange Traded Funds, including information concerning calculation methodology and adjustment policy, please see the section entitled "The iShares Exchange Traded Funds – Methodology" in the accompanying underlying supplement no. 1 dated September 29, 2009. For more information on the MSCI EAFE Index, please see the section entitled "The MSCI Indices – The MSCI EAFE Index" in the accompanying underlying supplement no. 1 dated September 29, 2009.*

The graph below illustrates the performance of the EFA from May 25, 2005 to May 25, 2010. The closing level of EFA on May 25, 2010 was 47.35. We obtained the closing levels of the EFA from Bloomberg, and we have not participated in the preparation of or verified such information. **The historical levels of the EFA should not be taken as an indication of future performance.**



Historical Performance of the iShares® MSCI EAFE Index Fund

Source: Bloomberg

The iShares® MSCI Emerging Markets Index Fund ("EEM")

The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is designed to measure equity market performance in the global emerging markets and as of September 2009, consisted of the following 22 emerging markets component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. The iShares® MSCI Emerging Markets Index Fund trades on the NYSE under the ticker symbol "EEM." It is possible that this fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the MSCI Emerging Markets Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in this fund, the fees and expenses of the fund or due to other circumstances. Information filed by iShares Trust with the SEC under the Exchange Act and the Investment Company Act of 1940, as amended, can be found by reference to its SEC file numbers: 001-11653 and 811-09102. *This section is a summary only of the iShares® MSCI Emerging Markets Index Fund. For more information on the iShares® MSCI Emerging Markets Index Fund, including information concerning calculation methodology and adjustment policy, please see the section entitled "iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement no. 1 dated September 29, 2009.*

The graph below illustrates the performance of the EEM from May 25, 2005 to May 25, 2010. The closing levels of EEM on May 25, 2010 was 36.52. We obtained the closing levels of the EEM from Bloomberg, and we have not participated in the preparation of or verified such information. **The historical levels of the EEM should not be taken as an indication of future performance.**

**Historical Performance of the
iShares® MSCI Emerging Markets Index Fund**



Source: Bloomberg

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.25 per $10.00 ROS. We have agreed that UBS Financial Services Inc. may sell all or part of the ROS that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with NASD Rule 2720, DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.